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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 7)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             METROMAIL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             METROMAIL CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   591680 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS J. QUARLES
                    SENIOR VICE PRESIDENT, GENERAL COUNSEL,
                   CHIEF ADMINISTRATIVE OFFICER AND SECRETARY
                             METROMAIL CORPORATION
                              360 EAST 22ND STREET
                            LOMBARD, ILLINOIS 60148
                                 (630) 620-3300

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON)
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

                            CARTER W. EMERSON, P.C.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                               CHICAGO, IL 60601
                                 (312) 861-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Metromail Corporation, a Delaware corporation (the "Company" or "Metromail"). The address of the principal executive offices of the Company is 360 East 22nd Street, Lombard, Illinois 60148. This Amendment No. 7 to Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement") relates to the Company's common stock, par value $.01 per share (including the related Rights issued pursuant to the Rights Agreement, the "Shares").

  This Statement should be read in conjunction with the Solicitation/Recommendation Statement on Schedule 14D-9 dated March 16, 1998 (the "Original Schedule 14D-9" and, as it has been amended by Amendments No. 1-6, the "Schedule 14D-9"). Unless the context otherwise requires, capitalized terms used and not otherwise defined in this Statement have the meanings given to such terms in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF BIDDER

  This Statement relates to a tender offer by Great Universal Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of The Great Universal Stores P.L.C., a company incorporated under the laws of England ("Parent"), as set forth in a Tender Offer Statement on
Schedule 14D-1, dated March 16, 1998, as amended and supplemented (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $34.50 per share, net to the seller in cash (the "Purchase Price") subject to the condition described below and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1998 (the "Offer to Purchase"), the Supplement to Offer to Purchase dated March 30, 1998 (the "Supplement") and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

  The increase in the Purchase Price to $34.50 (from a Purchase Price of $31.50 contained in the Offer to Purchase) is conditioned upon the Merger Agreement and the Stock Purchase Agreements continuing in full force and effect in accordance with their terms. If, at any time prior to the expiration date set forth in the Offer, the Merger Agreement or any of the Stock Purchase Agreements does not continue in full force and effect in accordance with its terms, the Purchase Price shall become $31.50 per Share. The Company will promptly issue a press release if any of these events occur.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Offer is subject to certain conditions. The Merger Agreement provides that, if the Offer is consummated pursuant to its terms, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to the
Schedule 14D-9 and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at the principal executive offices of Experian Corporation, a wholly-owned subsidiary of Parent, at 505 City Parkway West, Orange, California 92668. The principal executive offices of Parent are located at Leconfield House, Curzon Street, London W1Y7FL.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described herein or in Schedule I attached to the Original
Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

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

THE MERGER AGREEMENT

  The information contained under the heading "The Merger Agreement" is hereby amended and supplemented by the following:

  The following is a summary of certain portions of the letter dated March 26, 1998 from Parent to the Company (the "Parent Letter"), and is qualified in its entirety by reference to the Parent Letter which has been filed with the Commission as an exhibit to the Schedule 14D-9.

  Pursuant to the Parent Letter, Parent and the Purchaser amended the Offer in accordance with the terms of the Merger Agreement to increase the price per Share offered pursuant to the Offer to $34.50, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement, provided that the Merger Agreement and the Stock Purchase Agreements continue in full force and effect in accordance with their terms. If the Merger Agreement and the Stock Purchase Agreements do not continue in full force and effect in accordance with their terms, the per Share cash consideration will be $31.50 per Share, net to the seller in cash, as provided in the Merger Agreement.

  Also pursuant to the Parent Letter, Parent consented under the Merger Agreement to allow the Board to waive the provisions of any standstill agreement between the Company and ABI (as defined below) to permit the negotiation of, and agreement for, a consensual transaction between ABI and the Company, subject to the terms of the Merger Agreement.

THE LETTER AGREEMENT

  The following is a summary of certain portions of the letter agreement dated March 29, 1998 between Parent and the Company (the "Letter Agreement"), and is qualified in its entirety by reference to the Letter Agreement which has been filed with the Commission as an exhibit to the Schedule 14D-9.

  Pursuant to the Letter Agreement, Parent has agreed, notwithstanding its position that the Company's actions with respect to ABI have violated and continue to violate the Merger Agreement (the Company disagrees with such position), that, if the Company does not give Parent notice of its intention to withdraw or modify its approval or recommendation of the Offer or enter into an agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to 8 p.m. Chicago time on March 30, Parent will not terminate the Merger Agreement because of such claimed violation occurring before 8 p.m. Chicago time on March 30, 1998 and the Company has agreed that it cannot after such time terminate the Merger Agreement by virtue of accepting a Superior Proposal or withdraw or modify its approval or recommendation of the Offer or the Merger or enter into any agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement).

THE STOCK PURCHASE AGREEMENTS AND DONNELLEY COMMERCIAL AGREEMENTS

  Please refer to Item 3. "The Stock Purchase Agreements and Donnelley Commercial Agreements" of the Original Schedule 14D-9 for a summary of certain provisions of the Stock Purchase Agreements and the Donnelley Commercial Agreements.

CONFIDENTIALITY AGREEMENT

  Please refer to Item 3. "Confidentiality Agreement" of the Original Schedule 14D-9 for a summary of certain provisions of the Confidentiality Agreement.

CERTAIN STOCK OWNERSHIP INFORMATION

  Please refer to Item 3. "Certain Stock Ownership Information" of the Original Schedule 14D-9 for information with respect to the beneficial ownership of the outstanding Shares as of the date of the Schedule 14D-9 by the Company's directors, executive officers and affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  The information contained under this heading is hereby amended and supplemented by the following:

  As of the March 12, 1998 Board meeting, the Company had eight indications of interest in acquiring the Company from parties or groups other than Parent and Purchaser. Such indications of interest were communicated to the Board at or prior to such meeting and discussed at such meeting. One (whose range went as high as $35.00 per Share) proposed a stock for stock pooling of interests transaction. Because such transaction could not have been initiated until the summer of 1998 for accounting reasons, such party had not conducted due diligence. The remaining seven had indicated interest in a cash transaction, with initial indications of price ranging from $23.70-$34.00 per Share. However, based on discussions with such parties prior to the March 12 Board meeting, Lehman Brothers reported at such meeting that none of the seven (including the five who had interviewed management and conducted due diligence) appeared reasonably likely and currently able to make a firm offer at a price above $31.50 per Share.

  One of the seven was American Business Information, Inc. ("ABI"). ABI sued the Company, certain of its officers and directors and Parent in Delaware to enjoin the Offer and the Merger and made an offer, after announcement of the Offer and the Merger, of at least $33.00 per Share in cash (subsequently increased as discussed below). Prior to the March 12, 1998 Board meeting, ABI had proposed a $32.00-34.00 per Share cash offer, subject to its board's approval, due diligence and documentation, as well as its ability to obtain financing. In addition, ABI's lawyer had stated in a letter dated February 25, 1998 that ABI would pay at least $0.25 per Share more than any other bona fide proposal, subject to its board's approval and documentation. However, on March 12, 1998, prior to the Board meeting, Lehman Brothers was told by ABI's financial advisor that it was sending a letter to the effect that it had become aware of several items during its due diligence which it and ABI believed had a negative impact on the Company's value (such letter was received after the Board meeting). In addition, such advisor told Lehman Brothers that no time frame had been established for securing ABI's financing.

  The Board discussed the status of all of such indications of interest at its March 12, 1998 Board meeting and decided to recommend Parent's proposal and approve and cause the Company to enter into the Merger Agreement because the Board believed that the Offer and the Merger provided a higher cash price and greater certainty for the Company's stockholders than any of the other indications of interest.

  On March 16, 1998, the Company obtained an irrevocable letter of credit that satisfies one of the conditions to the obligations of Parent to consummate the Offer.

  On March 17, 1998 ABI sued the Company, certain of its officers and directors and Parent in Delaware seeking to enjoin the Merger and on March 18, 1998 the Company received ABI's offer of at least $33.00 per Share in cash. On March 18, 1998, three class action suits were filed in Delaware seeking to enjoin the Offer and the Merger. On March 20, 1998, a fourth such class action suit was filed in Delaware. The Board of Directors met on March 19, 1998 and discussed ABI's lawsuit and offer and concluded that the Merger Agreement permitted the Company to discuss ABI's offer with ABI and authorized the Company's representatives and advisors to do so, including exploring ABI's ability to obtain the necessary cash for its offer. The initiation of discussions with ABI was reported in a press release on the same day, and the Board's determination at such meeting to postpone the Company's annual meeting was also disclosed. On March 23, 1998, counsel to Parent delivered a letter to the Company and its counsel reiterating its position that the Company's actions with respect to ABI constitute a breach of the Merger Agreement. Discussions with ABI and its lender, including responding to their additional due diligence requests, commenced and the Company began responding to discovery requests of ABI in the litigation, conducting its own discovery and preparing for the March 27 hearing the Delaware Court had scheduled on ABI's motion for a preliminary injunction.

  The Board met again on March 24, 1998 to review the status of the lawsuit and the discussions with ABI. At such meeting, the directors compared (i) the transactions contemplated by the Merger Agreement with Parent and (ii) ABI's offer. The Board concluded that, although ABI's proposed merger agreement did not contain a financing condition, the consummation of the ABI proposal was less certain than the Offer and the Merger because ABI's offer depended on it borrowing large sums and such offer would remain subject to customary conditions (such as material adverse change) for at least 20 business days, whereas Parent had cash on hand (the Company was advised that Parent had $840 million in cash on hand at January 27, 1998) for its offer and most of the conditions in the Merger Agreement expire on March 30, 1998. As a result, the Board directed that a letter be sent to ABI setting out what terms and verifications (such as completion of due diligence) the Board wished to have as part of the ABI offer, particularly in terms of certainty of completion. This included a request for a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction was not consummated. Parent was not requested to provide a letter of credit because of the large amount of cash it has. Such letter was sent to ABI on March 24, 1998 and stated that ABI should indicate its highest price by noon on March 26.

  On March 25, 1998, ABI provided its initial response to such letter, once again confirming its offer of at least $33.00 per share and restating its counsel's February 25, 1998 offer on behalf of ABI to pay $0.25 more than the next highest bona fide bid. Such letter from ABI, among the things, stated that while ABI did not believe there was a reasonable basis for the requested $100 million letter of credit, it would be prepared to post such a letter if other bidders, including Parent, were required to do so. The Company responded to such letter on the same day in another letter which requested further clarification regarding ABI's proposal, pointed out that Parent's transaction was more certain of completion and told ABI (as it had been told before) that the Board would not consider bids subject to escalation of the bids of others.

  On March 26 and March 27, the Chairman of the Company attempted to reach the Chairman of ABI to make clear to him the importance of certainty to the Company's Board. When ABI's Chairman could not be reached, such message was given to ABI's investment bank and counsel. Mid-day on March 26, the Company received a letter from ABI reiterating its offer of at least $33.00 per share or $0.25 more than the next bona fide bid and stating that ABI would supply a letter of credit in the Company's favor within 72 hours after signing a merger agreement with the Company. Counsel to the Company told ABI's counsel that such 72 hour delay would not be acceptable because it would create the risk that such letter of credit would never be obtained, yet the Company would have had to terminate the Merger Agreement with Parent and lose the certainty it provided. During such day, as it had since ABI's offer was made, Lehman Brothers discussed with ABI's investment bank and its lender how to make ABI's financing commitments more firm. When the Company was advised by Parent's representatives early in the evening on March 26, 1998 that Parent would be sending a letter that evening discussing its offer, the Company advised ABI that it should make its best offer by 9:30 p.m. Chicago time that night. Prior to such time, the Company received a letter from Parent stating that Parent was increasing the Offer to $34.50. Shortly thereafter, such letter was provided to ABI. At about 9:30 p.m., ABI sent the letter restating its previous offer price and stating that it would post a $35 million letter of credit at the time of signing a merger agreement and responding to the Company's proposed conditions for drawing on such letter of credit with conditions less favorable to the Company. When questioned on the meaning of such letter in light of Parent's $34.50 offer, ABI's counsel confirmed that ABI's offer was $34.75 per share. The Company announced the increased Parent and ABI offer in a press release on the morning of March 27, 1998. The Company's Board met again on the morning of March 27 and was informed of the developments since the preceding Board meeting. Also that morning counsel to ABI called the Company's counsel and said that ABI was continuing to work with its lender on financing its increased offer and hoped to provide evidence of such financing and an agreement reflecting such offer or possibly a higher offer by the evening of March 27.

  On the morning of March 27, 1998, the Delaware Chancery Court held a hearing on ABI's request for a preliminary injunction to enjoin the Merger. The shareholder plaintiffs withdrew their request for an injunction in view of Parent's increased offer of March 26. The Delaware Chancery Court denied ABI's request for an injunction.

  On March 28, 1998, the waiting period under the HSR Act expired with respect to the Offer and the Merger. Due to the expiration of the waiting period, most of the conditions to the obligation of Parent to consummate the Offer expired at 11:59 p.m. on March 30, 1998. The Offer is scheduled to close on April 10, 1998.

  During the afternoon of March 28, 1998, the Company received a best and final offer from ABI to acquire all the outstanding Shares for the net price of $35.00 in cash plus 0.2 shares of ABI Class A Common Stock per Share. The ABI offer was subject to the same conditions as its previous offer, but, in addition, it was contingent on ABI's ability to finance the proposed transaction. As stated in the offer, ABI was "in discussions with [its lender] regarding the amended transaction structure and [its lender's] willingness to provide the requisite financing." In addition, if ABI were to obtain its financing commitments, they would continue to be subject to certain conditions. ABI also indicated that its capital structure would be changed to include approximately $40 million of a deferred dividend preferred stock instrument (commonly known as PIK).

  The Board met in the evening of March 28 to discuss the ABI offer as compared to the Offer. As requested by ABI, the Board agreed to give ABI until noon on Monday, March 30, 1998 to supply additional information

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concerning its offer, including definitive documentation, and to obtain the necessary financing commitments. During such time, the Board instructed the Company to continue its discussions with ABI, particularly in regard to the Board's concerns about the certainty of ABI's offer to holders of Shares, as compared to the Offer. As described above, due to the Board's concerns about the certainty of ABI's offer, it had requested a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction is not consummated. As of March 29, ABI had stated that it would post a $35 million letter of credit which could be drawn upon under conditions less favorable than those proposed by the Company. As described above, Parent was not asked to provide a similar letter of credit because of the large amount of cash it has (the Company has been advised that Parent has $840 million in cash on hand at January 27, 1998). On March 28, the Board also unanimously approved the increased Offer (from $31.50) and recommended that stockholders accept the Offer and tender their Shares. At such meeting, Lehman Brothers rendered verbally its opinion that Parent's increased Offer is fair to the stockholders of the Company from a financial point of view. Such opinion was confirmed in Lehman Brothers' written opinion delivered on March 29.

  On March 29, the Board met to further discuss the ABI offer and the Offer and approved (i) giving ABI and Parent notice that the auction would end at noon, Chicago time, on Monday, March 30 and (ii) taking any other action necessary to end the auction on March 30. Pursuant to such approval, the Company entered into the Letter Agreement later that day in which Parent agreed, notwithstanding its position that the Company's actions with respect to ABI have violated and continue to violate the Merger Agreement (the Company disagrees with such position), that, if the Company does not give Parent notice of its intention to withdraw or modify its approval or recommendation of the Offer or enter into an agreement with respect to a Superior Proposal prior to 8 p.m. Chicago time on March 30, Parent will not terminate the Merger Agreement because of such claimed violation occurring before 8 p.m. Chicago time on March 30, 1998 and the Company agreed that it cannot after such time terminate the Merger Agreement by virtue of accepting a Superior Proposal or withdraw or modify its approval or recommendation of the Offer or the Merger or enter into any agreement with respect to any Acquisition Proposal.

  Early on the morning of March 30, 1998, ABI's investment bank left Lehman Brothers a message to the effect that ABI would not be participating in the sale process because there was no possibility of getting its documentation in place by noon and that ABI was putting out a press release to that effect. Later that morning ABI's investment bank called Lehman Brothers and said that ABI had changed its mind and was working on a $36.00 per Share all cash offer (rather than its March 28 offer) and asked for an extension beyond noon. Lehman Brothers reminded ABI's investment bank that such noon time for submission of bids and information had been set by the Board in response to ABI's March 28 request and could not be waived by Lehman Brothers. Also on March 30, the Company was advised that ABI had appealed the March 27 ruling of the Delaware Court of Chancery to the Delaware Supreme Court. Although the Company believes that it is unlikely that ABI's appeal will be successful, if it was and the Merger Agreement or the Stock Purchase Agreements were enjoined, the Offer and Merger price would be reduced pursuant to the terms of the Offer to $31.50 per Share.

  The Board met in the evening of March 30. The Company did not receive any new documentation by noon on March 30. After noon and prior to the Board meeting it received through Lehman Brothers a revised draft merger agreement which contained a $36.00 per Share price, referenced the same $35 million letter of credit and conditions discussed above and, for the first time, proposed a $15 million termination fee plus the payment of expenses. The Company also received through Lehman Brothers ABI's financing commitments for its offer. Such commitments arrived over the course of the afternoon, right up to the time of the Board meeting. The commitments appeared to be similar to those received in the prior week, including the conditions to such commitments, but added a new condition relating to termination of the Merger Agreement. The Board once again reviewed ABI's offer and compared it to the Offer and again unanimously approved the increased $34.50 per Share (subject to certain conditions) Offer and recommended that the Company's stockholders accept the Offer and approve the Merger. In reaching this conclusion, the Board focused on the certainty of the Offer versus the uncertainty of ABI's offer which was highly leveraged, thereby exposing the stockholders to the risk of losing the more certain Offer without sufficient assurance that ABI's offer would be completed. The Board also focused

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on the timing of the ABI offer which could not be consummated any earlier than the end of April, whereas the Offer is scheduled to close on April 10, 1998 and has, because of passage of the HSR Act period, become largely unconditional. At such meeting, the Board also received the opinion of Lehman Brothers that Parent's increased offer is fair to the stockholders of the Company from a financial point of view.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information contained under this heading is hereby amended and supplemented by the following:

  If the transactions contemplated by the Merger Agreement are consummated, Lehman Brothers will receive aggregate fees of $9.1 million.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Please refer to this heading in the Original Schedule 14D-9 for a description of any transactions in Shares that have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. See also Item 8 of the Original Schedule 14D-9 which sets forth certain information as to certain related matters.

  (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, or sell all Shares which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Statement or in the Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Please refer to the information contained under this heading in the Original
Schedule 14D-9 for certain additional information.


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                       MATERIAL TO BE FILED AS EXHIBITS

  The following Exhibits are filed herewith:

  Exhibit 1--Agreement and Plan of Merger, dated as of March 12, 1998, by and among Parent, Purchaser and the Company (filed as an exhibit to the Company's Current Report on Form 8-K as filed on March 13, 1998, and incorporated herein by reference).

  Exhibit 2--Stock Purchase Agreement, dated as of March 12, 1998, between the Company and Parent (filed as an exhibit to the Company's Current Report on Form 8-K as filed on March 13, 1998, and incorporated herein by reference).

  Exhibit 3--Stock Purchase Agreement, dated as of March 12, 1998, between R.R. Donnelley & Sons Company and Parent (filed as an exhibit to the Original
Schedule 14D-9, and incorporated herein by reference).

  Exhibit 4--Form of Stock Purchase Agreements, dated as of March 12, 1998, between Parent and each of Barton L. Faber, Ronald G. Eidell and Thomas J. Quarles (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 5--Confidentiality Agreement, dated February 6, 1998, by and between Lehman Brothers, as financial advisor to and on behalf of the Company, and Experian Corporation (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 6--Letter to Stockholders of the Company, from Barton L. Faber, dated March 16, 1998 (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 7--Third Restated Certificate of Incorporation of the Company, as amended (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 8--Opinion of Lehman Brothers Inc., dated March 12, 1998 (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 9--Rights Agreement, dated as of February 24, 1997, between the Company and American Stock Transfer & Trust Company (filed as an exhibit to the Company's Registration Statement on Form 8-A, filed on February 26, 1997, and incorporated herein by reference).

  Exhibit 10--First Amendment to Rights Agreement, dated as of March 12, 1998 (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 11--Employment Agreement between the Company and Barton L. Faber (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 12--Management Agreement between the Company and Barton L. Faber (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 13--Amendment to the Management Agreement between the Company and Barton L. Faber (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 14--Employment Agreement between the Company and Ronald G. Eidell (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

  Exhibit 15--Management Agreement between the Company and Ronald G. Eidell (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

  Exhibit 16--Amendment to the Management Agreement between the Company and Ronald G. Eidell (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 17--Employment Agreement between the Company and Thomas J. Quarles (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

  Exhibit 18--Management Agreement between the Company and Thomas J. Quarles (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 19--Amendment to the Management Agreement between the Company and Thomas J. Quarles (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 20--Employment Agreement between the Company and Tery R. Larrew (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 21--Amendment to the Employment Agreement between the Company and Tery R. Larrew (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 22--Management Agreement between the Company and Tery R. Larrew (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference).

  Exhibit 23--Amendment to the Management Agreement between the Company and Tery R. Larrew (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 24--Management Agreement between the Company and Philip H. Bonello (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 25--Amendment to the Management Agreement between the Company and Philip H. Bonello (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 26--Management Agreement between the Company and James R. Drake (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 27--Amendment to the Management Agreement between the Company and James R. Drake (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 28--Management Agreement between the Company and Prabhuling Patel (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 29--Amendment to the Management Agreement between the Company and Prabhuling Patel (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 30--Management Agreement between the Company and Mac Rodgers (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 31--Amendment to the Management Agreement between the Company and Mac Rodgers (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 32--Management Agreement between the Company and Kenneth A. Glowacki (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 33--Amendment to the Management Agreement between the Company and Kenneth A. Glowacki (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 34--Registration Rights Agreement, dated as of February 24, 1997, between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Current Report on Form 8-K, dated February 24, 1997, and incorporated herein by reference).

  Exhibit 35--Acknowledgment and Agreement, dated as of February 24, 1997, between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Current Report on Form 8-K, dated February 24, 1997, and incorporated herein by reference).

  Exhibit 36--Letter Agreement dated March 12, 1998 between the Company and
R. R. Donnelley & Sons Company (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 37--Transition Services Agreement between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 38--Sales Agreement between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 39--Amendment dated March 12, 1998 to Sales Agreement between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 40--Data Center Services Agreement between the Company and R. R. Donnelley & Sons Company (filed as an Exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 41--Amendment dated March 12, 1998 to Data Center Services Agreement between the Company and R. R. Donnelley & Sons Company (filed as an exhibit to the Original Schedule 14D-9, and incorporated herein by reference).

  Exhibit 42--Tax Allocation and Indemnification Agreement between the Company and R. R. Donnelley & Sons Company (filed as an Exhibit to the Company's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference).

  Exhibit 43--Press Release dated March 12, 1998 (filed as an exhibit to the Company's Current Report on Form 8-K as filed on March 13, 1998, and incorporated herein by reference).

  Exhibit 44--Press Release dated March 18, 1998 (filed as an exhibit to Amendment No. 1 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 45--Press Release dated March 20, 1998 (filed as an exhibit to Amendment No. 2 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 46--Press Release dated March 23, 1998 (filed as an exhibit to Amendment No. 3 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 47--Press Release dated March 23, 1998 (filed as an exhibit to Amendment No. 3 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 48--Letter from Parent to Company (filed as an exhibit to Amendment No. 5 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 49--Press Release dated March 26, 1998 (filed as an exhibit to Amendment No. 5 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 50--Press Release dated March 27, 1998 (filed as an exhibit to Amendment No. 5 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 51--Letter dated March 28, 1998 (filed as an exhibit to Amendment No. 6 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 52--Press Release dated March 29, 1998 (filed as an exhibit to Amendment No. 6 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 53--Opinion of Lehman Brothers Inc., dated March 29, 1998 (filed as an exhibit to Amendment No. 6 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 54--Letter Agreement dated March 29, 1998 between Parent and the Company (filed as an exhibit to Amendment No. 6 to Schedule 14D-9
Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 55--Press Release dated March 29, 1998 (filed as an exhibit to Amendment No. 6 to Schedule 14D-9 Solicitation/Recommendation Statement of the Company, and incorporated herein by reference.)

  Exhibit 56--Letter to Stockholders of the Company, from Barton L. Faber, dated March 31, 1998 (filed herewith).

  Exhibit 57--Opinion of Lehman Brothers Inc., dated March 30, 1998 (filed herewith).

  Exhibit 58--Press Release dated March 30, 1998 (filed herewith).

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Metromail Corporation

                                                 /s/ Thomas J. Quarles
                                          By: _________________________________
                                            Name: Thomas J. Quarles
                                            Title: Senior Vice President,
                                             General Counsel,
                                                 Chief Administrative Officer
                                                 and Secretary

Dated: March 31, 1998